UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Carrier Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14448C104
(CUSIP Number)

Viessmann Group GmbH & Co. KG

Im Birkenried 1

35088 Battenberg

Germany

+49 (0) 6452 9296 000

With a copy to:

Leo Borchardt

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London NW5 3LH

United Kingdom
Telephone: +44 20 7418 1334

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14448C104

1	Name of Reporting Person Viessmann Group GmbH & Co. KG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Komplementär B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Beteiligungs AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 14448C104

1	Names of Reporting Person Maximilian Viessmann
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Carrier Global Corporation, a Delaware corporation (the “Issuer”). The principal business address for the Issuer is 13995 Pasteur Boulevard, Palm Beach Gardens, Florida 33418.

Item 2. Identity and Background

This Schedule 13D is being filed by Viessmann Group GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Viessmann Group KG”), its sole general partner, Viessmann Komplementär B.V., a limited liability company (besloten venootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Viessmann GP”), and managing limited partner, Viessmann Beteiligungs AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland (“Viessmann LP”), and Maximilian Viessmann, as a director and the controlling stockholder of each of Viessmann GP and Viessmann LP. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address for each of the Reporting Persons is Im Birkenried 1, 35088 Battenberg, Germany.

Viessmann Group KG is an independent family holding company and a global group that invests in a diversified range of businesses on behalf of the Viessmann family. Viessmann GP is the sole general partner of Viessmann Group KG. Viessmann LP is a managing limited partner of Viessmann Group KG. Maximilian Viessmann is a director, the President and Chief Executive Officer and the controlling stockholder of each of Viessmann GP and Viessmann LP. As such, Mr. Viessmann is in a position indirectly to determine the investment and voting decisions made by each of Viessmann GP, Viessmann LP and Viessmann Group KG. Mr. Viessmann’s present principal occupation is as Chief Executive Officer of Viessmann Group KG.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Viessmann Group KG, Viessmann GP and Viessmann LP (collectively, the “Covered Persons”), as required by Item 2 of Schedule 13D, is set forth in Schedule I hereto and is incorporated by reference herein. Each of the Covered Persons other than Mr. Viessmann expressly disclaims beneficial ownership of any shares of Common Stock held by any of the Reporting Persons.

During the last five years the Reporting Persons have not and, to the knowledge of the Reporting Persons, without independent verification, none of the Covered Persons identified on Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have executed a joint filing agreement, dated as of January 9, 2024, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, the full text of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On January 2, 2024 (the “Closing Date”), the Issuer and Viessmann Group KG consummated the transactions contemplated by that certain share purchase agreement, dated as of April 25, 2023 (the “Purchase Agreement”), by and among the Issuer, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH), a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany and a wholly owned subsidiary of the Issuer (“Purchaser”) and Viessmann Group KG, pursuant to which Purchaser acquired Viessmann Group KG’s climate solutions business in exchange for a total purchase price of (i) approximately EUR 10.2 billion in cash (the “Cash Consideration”) and (ii) 58,608,959 shares of Common Stock (the “Share Consideration”). The Purchase Agreement is filed as Exhibit 99.2 hereto and incorporated herein by reference.

All holdings in this Schedule 13D are reported as of the close of business on the Closing Date.

Item 4.  Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Concurrently with the consummation of transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer and Viessmann Group KG entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things and in accordance with the terms and subject to the conditions set forth therein, (i) Viessmann Group KG has the right to nominate one member of the Issuer’s Board of Directors (the “Board”) for a period of ten years following the Closing Date, provided that Viessmann Group KG, together with its permitted transferees, continues to hold at least 29,304,480 shares of Common Stock (representing 50% of the Share Consideration received by Viessmann Group KG on the Closing Date pursuant to the Purchase Agreement) (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares).

The Investor Rights Agreement provides that, for the time periods specified therein, Viessmann Group KG and its affiliates will vote their shares of Common Stock in favor of the Board’s director nominees and other customary matters as recommended by the Board and will be subject to customary standstill, lockup and transfer restrictions, except that Viessmann Group KG and its affiliates are permitted to acquire additional shares of Common Stock or other voting securities in the Issuer in an aggregate amount not to exceed 13.5% of the total number of voting securities of the Issuer at any time outstanding (in addition to the 58,608,959 shares of Common Stock received by Viessmann Group KG as Share Consideration and reported herein). The Investor Rights Agreement further provides for customary resale, demand and piggyback registration rights subject to customary limitations (including with respect to minimum offering size and maximum number of demands and underwritten shelf takedowns within certain periods). In addition, the Investor Rights Agreement provides that Viessmann Group KG and its affiliates may freely pursue any investment or business opportunity not otherwise prohibited by the Investor Rights Agreement, the Purchase Agreement, the License Agreement (as defined below) or the Transitional Services Agreement (as defined below), subject to certain notice requirements.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Investor Rights Agreement, filed as Exhibit 99.4 hereto and incorporated herein by reference.

Effective upon the Closing Date, Mr. Viessmann was appointed to the Board.

The Reporting Persons acquired the securities reported herein for investment purposes and as a result of the consummation of the transactions contemplated by the Purchase Agreement. The principal objective of the Reporting Persons’ investment in the Issuer is to provide stable and committed support for the Issuer’s long-term value creation plans for the climate solutions business and the European transition to renewable energy.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 of Schedule 13D, though the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, subject to the terms of the agreements described herein as well as general economic, market and industry conditions and prospects existing at the time, consider various alternative courses of action from time to time. Such actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of shares of Common Stock (collectively, “Securities”) in the open market, through private transactions, block trades, registered sales or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market, through private transactions, block trades, registered sales or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also determine to transfer the shares of Common Stock held by Viessmann Group KG to another entity controlled, directly or indirectly, by Viessmann GP, Viessmann LP or Mr. Viessmann. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Board, the price of the shares of Common Stock or other Securities, conditions in the securities market and general economic and industry conditions.

In addition, the Reporting Persons may, subject to the terms of the agreements described herein, engage in discussions with representatives of the Issuer and/or with other holders of Securities and, from time to time, may suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, assets, management, corporate governance or capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties and may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons are likely to take some or all of the foregoing steps at preliminary stages in their respective consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each of the Reporting Persons may, at any time, review or reconsider its respective position with respect to the Issuer and reserves the right, subject to the terms of the agreements described herein, to develop plans or proposals, including discussing, proposing or taking one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and Board, other stockholders of the Issuer and other interested parties.

Item 5: Interest in Securities of the Issuer

(a)-(b) As of January 2, 2024, the Reporting Persons may be deemed to have beneficially owned an aggregate of 58,608,959 shares of Common Stock, representing approximately 6.53% of the total outstanding shares of Common Stock (such percentage is calculated based on 898,185,159 shares of Common Stock outstanding as of January 3, 2023, according to information provided by the Issuer to the Reporting Persons). As of January 2, 2024, Viessmann Group KG was the record and beneficial owner of 58,608,959 shares of Common Stock. Each of Viessmann GP, as the sole general partner of Viessmann Group KG, Viessmann LP, as a managing limited partner of Viessmann Group KG, and Mr. Viessmann, as the director and controlling stockholder of each of Viessmann GP and Viessmann LP, may be deemed to be the beneficial owner of the shares of Common Stock held by Viessmann Group KG.

As of January 2, 2024, none of the Covered Persons identified on Schedule I hereto beneficially owned any shares of Common Stock, except that Dr. Ulrich Hüllmann was the beneficial owner of 1,330 shares of Common Stock. Each of the Covered Persons other than Mr. Viessmann expressly disclaims beneficial ownership of any shares of Common Stock held by any of the Reporting Persons.

(c) The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected and, to the knowledge of the Reporting Persons, without independent verification, none of the Covered Persons identified in Schedule I hereto has effected any transactions in shares of Common Stock during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Purchase Agreement

Immediately after the consummation of the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer, Johann Purchaser GmbH and Viessmann Group KG entered into a post-closing amendment to the Purchase Agreement documenting, amongst other things, certain amendments to the carve-out steps agreed under the Purchase Agreement with respect to the climate solutions business.

The foregoing description of the post-closing amendment to the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of that amendment, filed as Exhibit 99.3 hereto and incorporated herein by reference.

Investor Rights Agreement

Concurrently with the consummation of the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer and Viessmann Group KG entered into the Investor Rights Agreement. The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

License Agreement

Concurrently with consummation of the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer, Viessmann Group KG and Carrier Innovative Technologies GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany and a wholly owned subsidiary of the Issuer (“Licensee”) entered into a license agreement (the “License Agreement”), pursuant to which Viessmann Group KG has granted to the Licensee an exclusive, worldwide license to use the “Viessmann” trademarks in connection with the climate solutions business. The Licensee is required to pay an annual royalty for the first five years of the term of the License Agreement and thereafter is required to pay royalties on net sales of licensed products sold by the Licensee and its affiliates for the remainder of the term. The License Agreement has an initial term of 40 years and thereafter automatically renews for 5-year periods unless either party elects not to renew. Viessmann Group KG may terminate the License Agreement for material uncured breaches of certain specified provisions of the License Agreement. In the event that Viessmann Group KG sells any of the trademarks licensed to the Licensee pursuant to the License Agreement, the Licensee has a right of first offer to acquire such trademarks for use in the climate solutions business.

The foregoing description of the License Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the License Agreement, filed as Exhibit 99.5 hereto and incorporated herein by reference.

Transitional Services Agreement

Concurrently with consummation of the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer, Viessmann Group KG and Viessmann Climate Solutions SE, a European stock company (Societas Europaea) organized under German law and an indirect wholly owned subsidiary of the Issuer, entered into a transitional services agreement (the “Transitional Services Agreement”), pursuant to which each of the Issuer and Viessmann Group KG have agreed to provide certain transitional services to the other for specified periods following the Closing Date.

The foregoing description of the Transitional Services Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Transitional Services Agreement, filed as Exhibit 99.6 hereto and incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of January 9, 2024, by and among Viessmann Group GmbH & Co. KG, Viessmann Komplementär B.V., Viessmann Beteiligungs AG and Maximilian Viessmann.
Exhibit 99.2	Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Carrier Global Corporation (Commission File No. 001-39220) with the Securities and Exchange Commission on April 26, 2023).
Exhibit 99.3	Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG.*+
Exhibit 99.4	Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by Carrier Global Corporation (Commission File No. 001-39220) with the Securities and Exchange Commission on January 2, 2024).
Exhibit 99.5

License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by Carrier Global Corporation (Commission File No. 001-39220) with the Securities and Exchange Commission on January 2, 2024).

Exhibit 99.6	Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG.*+
Exhibit 99.7	Limited Power of Attorney of Maximilian Viessmann, dated as of January 9, 2024.

* Certain exhibits and schedules to this exhibit have been omitted. A copy of all omitted exhibits and schedules will be furnished to the Securities and Exchange Commission upon its request.

+ Certain portions of this exhibit have been omitted. A copy of all omitted exhibits and schedules will be furnished to the Securities and Exchange Commission upon its request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2024

VIESSMANN GROUP GMBH & CO. KG

By: Viessmann Komplementär B.V., its sole general partner

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: President and Chief Executive Officer

By:	/s/ Frauke von Polier
Name: Frauke von Polier
Title: Executive Board Member and Chief People Officer

VIESSMANN KOMPLEMENTÄR B.V.

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: President and Chief Executive Officer

By:	/s/ Frauke von Polier
Name: Frauke von Polier
Title: Executive Board Member and Chief People Officer

VIESSMANN BETEILIGUNGS AG

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: President and Chief Executive Officer

By:	/s/ Frauke von Polier
Name: Frauke von Polier
Title: Executive Board Member and Chief People Officer

/s/ Maximilian Viessmann
MAXIMILIAN VIESSMANN

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of January 9, 2024, by and among Viessmann Group GmbH & Co. KG, Viessmann Komplementär B.V., Viessmann Beteiligungs AG and Maximilian Viessmann.
Exhibit 99.2	Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Carrier Global Corporation (Commission File No. 001-39220) with the Securities and Exchange Commission on April 26, 2023).
Exhibit 99.3	Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG.*+
Exhibit 99.4	Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by Carrier Global Corporation (Commission File No. 001-39220) with the Securities and Exchange Commission on January 2, 2024).
Exhibit 99.5

License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by Carrier Global Corporation (Commission File No. 001-39220) with the Securities and Exchange Commission on January 2, 2024).

Exhibit 99.6	Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG.*+
Exhibit 99.7	Limited Power of Attorney of Maximilian Viessmann, dated as of January 9, 2024.

* Certain exhibits and schedules to this exhibit have been omitted. A copy of all omitted exhibits and schedules will be furnished to the Securities and Exchange Commission upon its request.

+ Certain portions of this exhibit have been omitted. A copy of all omitted exhibits and schedules will be furnished to the Securities and Exchange Commission upon its request.

SCHEDULE I

In accordance with the provisions of General Instruction C to Schedule 13D, the name of each director and executive officer of each of Viessmann Group GmbH & Co. KG, Viessmann Komplementär B.V. and Viessmann Beteiligungs AG, together with their citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) is set forth below.

The principal business address for each person listed below is Im Birkenried 1, 35088 Battenberg, Germany, unless otherwise indicated.

VIESSMANN GROUP GMBH & CO. KG

Viessmann Group GmbH & Co. KG is managed by Viessmann Komplementär B.V., its sole managing partner. The name of each director and executive officer of Viessmann Komplementär B.V. is set out below.

VIESSMANN KOMPLEMENTÄR B.V.

Name	Citizenship	Present Principal Occupation or Employment and Principal Address of Corporation in which Employment is Conducted
Maximilian Viessmann	Germany	President and Chief Executive Officer, Viessmann Group
Dr. Ulrich Hüllmann	Germany	Chief Financial Officer, Viessmann Group
Frauke von Polier	Germany	Chief People Officer, Viessmann Group
Boris Scukanec Hopinski	Croatia	Chief Operating Officer, Viessmann Group
Prof. Dr. Martin Viessmann	Germany	Professional board member
Prof. Dr. Thomas Rödder	Germany	Tax Advisor and Partner, Flick Gocke Schaumburg, Bonn, Fritz-Schäffer-Straße 1, 53113 Bonn, Germany
Dr. Albert Christmann	Germany	Chairman and General Partner, Dr. August Oetker KG, Friedrich-List-Str. 5, 33617 Bielefeld, Germany
Madeleine Jahr	Germany	Managing Director, Houlihan Lokey, Marienturm, Taunusanlage 9-10, 60329 Frankfurt am Main, Germany
Dr. Dieter Heuskel	Germany	Professional board member

VIESSMANN BETEILIGUNGS AG

Name	Citizenship	Present Principal Occupation or Employment and Principal Address of Corporation in which Employment is Conducted
Maximilian Viessmann	Germany	President and Chief Executive Officer, Viessmann Group
Dr. Ulrich Hüllmann	Germany	Chief Financial Officer, Viessmann Group
Frauke von Polier	Germany	Chief People Officer, Viessmann Group
Boris Scukanec Hopinski	Croatia	Chief Operating Officer, Viessmann Group
Prof. Dr. Martin Viessmann	Germany	Professional board member
Prof. Dr. Thomas Rödder	Germany	Tax Advisor and Partner, Flick Gocke Schaumburg, Bonn, Fritz-Schäffer-Straße 1, 53113 Bonn, Germany
Dr. Albert Christmann	Germany	Chairman and General Partner, Dr. August Oetker KG, Friedrich-List-Str. 5, 33617 Bielefeld, Germany
Madeleine Jahr	Germany	Managing Director, Houlihan Lokey, Marienturm, Taunusanlage 9-10, 60329 Frankfurt am Main, Germany
Dr. Dieter Heuskel	Germany	Professional board member
Dr. Christophe Sarasin	Switzerland	Partner, Fromer Rechtsanwälte, St. Jakobs-Strasse 7, 4052 Basel, Switzerland